UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2016

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 14, 2016, Concordia International Corp. (the “Corporation”) filed a Form 51-102F3 Material Change Report relating to the completion of its previously disclosed offering of 5 ½ year senior secured first lien notes on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.SEDAR.com.
This report on Form 6-K and exhibits 99.1 through exhibits 99.2 hereto are hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 (Registration No. 333-205596).
In conjunction with this report the Corporation is filing the following exhibits:

Exhibit 99.1	Material Change Report dated October 14, 2016.

Exhibit 99.2	Purchase Agreement, dated as of October 6, 2016, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and Goldman, Sachs & Co., as the initial purchaser.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Executive Officer

Date: October 14, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated October 14, 2016.
99.2	Purchase Agreement, dated as of October 6, 2016, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and Goldman, Sachs & Co., as the initial purchaser.